UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report May 17, 2006

Commission File No. 0-29004

NOVATEL INC.

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

EXHIBITS

The following information is furnished to the SEC.

On May 2, 2006, NovAtel Inc. issued a press release announcing Record Revenue and Operating Income for the First Quarter 2006. A copy of the press release is attached as Exhibit 1.

The following exhibit is filed as part of this report on Form 6-K:

No.	Document

(1)	Press Release dated May 2, 2006 announcing Record Revenue and Operating Income for the First Quarter 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: May 17, 2006	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and Chief Financial Officer